Exhibit 99.4

REPORT OF A TAKE-OVER BID

Section 189.1.3 of the Regulations of the Securities Act (Québec)

1.	Offeree Issuer:

Extendicare Inc. Suite 700, 3000 Steeles Avenue East Markham, Ontario L3R 9W2

2.	Name and address of the offeror:

See item 1 above

3.	Designation of the securities that are subject to the bid (including CUSIP number):

Subordinate Voting Shares, CUSIP Number 30224T871; Multiple Voting Shares, CUSIP Number 30224T889; and Class II Preferred Shares, Series 1, CUSIP Number 30224T806.

4.	Date of Bid:

November 27, 2002

5.	Maximum number of securities sought by the offeror:

4,700,000 Subordinate Voting Shares; 620,000 Multiple Voting Shares; and 38,200 Class II Preferred Shares, Series 1.

6.	Value, expressed in Canadian dollars, of the consideration offered per security:

Market price as quoted on The Toronto Stock Exchange of each class of shares at the time of purchase. On November 26, 2002, the closing price on The Toronto Stock Exchange of the Subordinate Voting Shares was $4.11, the closing price of the Multiple Voting Shares was $4.26, and the closing price of the Class II Preferred Shares, Series 1 was $17.00.

7.	Fee payable in respect of the bid, as calculated under subsection 271.4(1) of the Securities Act (Québec):

$1,000.00

Date: December 3, 2002	EXTENDICARE INC

	By:	“Mark W. Durishan”

Name: Mark W. Durishan
Title: Vice-President, Finance and Chief Financial Officer